EXHIBIT 3.1

                           ARTICLES OF INCORPORATION

                                      OF

                  Skin Enhancement Clinics & Technology, Inc.

We, the undersigned natural persons of the age of 21 years or more acting as incorporators of a corporation under the Nevada Business Corporation Act, adopt the following Articles of Incorporation for such a corporation.

                                   ARTICLE I

The name of the corporation hereby formed shall be:

Skin Enhancement Clinics & Technology, Inc.

                                  ARTICLE II

The period of its duration shall be perpetual.

                                  ARTICLE III

       The purposes for which the corporation is organized are to engage primarily in any type of business, investment or other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entitles under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct its business anywhere within the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.

                                  ARTICLE IV

The aggregate number of shares which the corporation shall have the authority to issue is 50,000,000 shares (fifty million) of common stock at par value of ..001 per share, or total capitalization of $50,000.00.

There shall be no cumulative voting, and all pre-emptive rights are denied. Each share shall entitle the holder thereof to one vote at all meetings of the stockholders.

Stockholders shall not be liable to the corporation or its creditors for any debts or obligations of the corporation.

                                   ARTICLE V

       The corporation shall not commence business until at least $1,000.00 has been received by it as consideration for the issuance of shares.

                                  ARTICLE VI

       The principal place of business and the principal office of the corporation shall be 5000 West Oakey Suite 200., Las Vegas, NY, 89102. Branch offices or other places of business may be established elsewhere in the State of Nevada or without the State of Nevada and in the United States or without the United States as the Board of Directors may determine.

                                  ARTICLE VII

       Provisions   for   the  regulations  of  the  internal  affairs  of  the
corporation will be contained in Bylaws appropriated by the Board of Directors.

                                 ARTICLE VIII

       The address of the initial registered office of the corporation and the name of its initial registered agent is, Raymond Gerard, 5000 West Oakey Suite C-2, Las Vegas, NY. 89102

                                  ARTICLE IX

The initial shareholders and directors shall be:

Jeff BradleyPresident / Director

John Katter Secretary / Director

Jeff BradleyTreasurer / Director

                                   ARTICLE X

The name and address of the sole incorporators are:

Jeff Bradley
1523 Marita Dr
Boulder City, NY 89005

John Katter
3148 Nordick Dr.
Sandy, UT 84092